Contact

www.linkedin.com/in/justin-
bayless-0a53b027a (LinkedIn)

Justin Bayless

Videographer at Justin Bayless Media LLC | President & CEO of
Patriot Hard Seltzer
Henrico, Virginia, United States

Summary

Justin is an expert in creating video and photo content to grow
brands, tell stories, and market products. His passion and
entrepreneurial drive for building brands has led him to co-found and
take the role of CEO for Patriot Hard Seltzer, alongside his ongoing
work as Owner of Justin Bayless Media LLC.

Experience

Patriot Hard Seltzer
President and CEO
January 2023 - Present (2 years 2 months)

Justin Bayless Media LLC
Freelance Videographer
May 2017 - Present (7 years 10 months)
Richmond, Virginia, United States

Education

James Madison University
Bachelor of Science - BS, Media Arts & Design · (August 2015 - May 2019)